Filed Pursuant to Rule 425

Filing Person: SmartFinancial, Inc.

Subject Company: Capstone Bancshares, Inc.

Commission File No. 001-37661

The following communication was provided to the employees of Capstone Bank on May 22, 2017.

Welcome to the SmartBank Team!

On May 22nd, SmartFinancial, Inc., parent company of SmartBank, and Capstone Bancshares, Inc., parent company of Capstone Bank, jointly announced the signing of a definitive agreement under which SmartBank will acquire Capstone.

We are very excited about our expansion into Alabama and wish you a warm welcome to the SmartBank team! SmartBank fosters a work environment that respects individual needs, establishes high expectations and recognizes achievement. Our associates strive to create “WOW” experiences and deliver great care for our clients. We are building a team with high-energy and positive people that promote SmartBank’s brand and embrace our culture. We are excited to get to know you better, and welcome you to the team!

In the coming weeks you will hear more from us on the timeline, specifics of the combination and integration process. As with any business transaction of this nature, SmartBank’s acquisition of Capstone is subject to regulatory approval and customary closing conditions. At this time we anticipate completion of the acquisition in the fourth quarter of 2017 and a planned bank system conversion and rebranding in February 2018.

It is our goal to make the integration process seamless for you and your clients. We want to keep you informed every step of the way, and we will work with you to ease this transition by communicating all transition-related plans often and quickly.

This announcement will likely generate questions. To help answer those, we have included FAQs in this packet. Additionally, you will find a fact sheet offering a snapshot of our company along with our Culture and Branding Playbook.

Together we will operate a great bank. We look forward to the weeks and months ahead and could not be more excited about our expansion into Alabama. You are welcome to reach out to Robert or either of us with any questions, and as promised, we will continue to share information about the acquisition as it progresses.

With sincere regards,

Billy Carroll	Miller Welborn
President & CEO	Chairman
SmartBank	SmartBank
865.868.0613 (office)	423.385.3067 (office)

Important Information for Investors and Shareholders

In connection with the proposed transaction, SmartFinancial, Inc. (“SmartFinancial”) will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 containing a joint proxy statement/prospectus of Capstone Bancshares, Inc. (“Capstone”) and SmartFinancial. A definitive joint proxy statement/prospectus will be mailed to shareholders of both SmartFinancial and Capstone. Shareholders of SmartFinancial and Capstone are urged to read the joint proxy statement/prospectus and other documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information. Shareholders will be able to obtain free copies of the registration statement and the joint proxy statement/ prospectus (when available) and other documents filed with the SEC by SmartFinancial through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by SmartFinancial will also be available free of charge on SmartFinancial’s website at www.smartbank.com or by contacting SmartFinancial’s Investor Relations Department at 423.385.3009.

SmartFinancial and Capstone and their directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of SmartFinancial is set forth in SmartFinancial’s proxy statement for its 2017 annual shareholders meeting. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statement Disclosure

This communication contains forward-looking statements. SmartFinancial cautions you that a number of important factors could cause actual results to differ materially from those currently anticipated in any forward-looking statement. Such factors include, but are not limited to: the businesses of Capstone and SmartFinancial may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and revenue synergies from the proposed transaction may not be fully realized within the expected timeframes; disruption from the proposed transaction may make it difficult to maintain relationships with clients or employees; the required governmental approvals for the proposed transaction may not be obtained on the proposed terms and schedules; Capstone’s shareholders and/or SmartFinancial’s shareholders may not approve the proposed transaction; changes in prevailing economic and political conditions, particularly in our market areas, including the areas served by Capstone; credit risk associated with our lending activities; changes in interest rates, loan demand, real estate values, and competition; changes in accounting principles, policies, and guidelines; changes in any applicable law, rule, regulation or practice with respect to tax or legal issues; and other economic, competitive, governmental, regulatory and technological factors affecting our operations, pricing, products and services and other factors that may be described in our Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q as filed with the SEC from time to time. The forward-looking statements are made as of the date of this communication, and, except as may be required by applicable law or regulation, SmartFinancial assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those projected in the forward-looking statements.